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Exhibit 12.1

Statement Regarding Computation of
Ratios of Earnings to Fixed Charges

								Six Months Ended
	Year Ended December 31,
								June 29, 2003	June 30, 2002
	2002		2001	2000	1999	1998
	($in millions)
Earnings (loss) before taxes	$230.2	(3)	$(113.7)	$113.9	$171.2	$7.4	(3)	$149.7	$114.8
Plus:
Interest expensed and capitalized and amortization of financing costs	83.2	(3)	89.7	98.5	109.6	100.8	(3)	66.5	37.1
Interest expense within rent	17.1		21.7	25.4	18.0	15.4		11.2	8.5
Amortization of capitalized interest	2.0		2.3	2.0	1.9	2.1		0.9	1.0
Distributed income of equity investees	—		—	—	1.5	2.5		—	—
Less:
Interest capitalized	(2.4)		(1.4)	(3.3)	(2.0)	(2.3)		(1.1)	(0.8)

Adjusted earnings (loss)	330.1		(1.4)	236.5	300.2	125.9		227.2	160.6
Fixed charges(1)	100.3	(3)	111.4	123.9	127.6	116.2	(3)	77.7	45.6
Ratio of earnings to fixed charges	3.3x	(3)	— (2)	1.9x	2.4x	1.1x	(3)	2.9x	3.5x

(1)
Fixed charges include interest expensed and capitalized as well as interest expense within rent.

(2)
During 2001 there was a deficiency of earnings to fixed charges of $112.8 million.

(3)
Includes the effect of Ball's adoption on January 1, 2003, of Statement of Financial Accounting Standards No. 145, which requires the reclassification in comparative prior periods of extraordinary items which do not meet the requirements established under Accounting Principles Board Opinion No. 30. In accordance with this standard, interest expense for the years ended December 31, 1998 and 2002, includes $19.9 million and $5.2 million, respectively, related to losses from the early extinguishment of debt. The after-tax effects of these losses were $12.1 million and $3.2 million for the years ended December 31, 1998 and 2002, respectively, and were previously reported as extraordinary items in Ball's consolidated financial statements.

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  Exhibit 12.1